SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2007
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IGENE BIOTECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)
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MARYLAND	0-15888	52-1230461
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9110 Red Branch Road
Columbia, MD   21045-2024
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (410) 997-2599

Former Name or Former Address, if Changed Since Last Report: Not applicable

Check the appropriate box below if Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS
AND FINANCIAL STATEMENTS

ITEM 4.01. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On May 3, 2007, the firm of Berenson LLP ("Berenson"), the Registrant's independent accounts, combined their practice with J.H. Cohn LLP ("Cohn"), an accounting and consulting firm, and as a result Berenson no longer exists as an independent legal entity. The audit reports issued by Berenson on the consolidated financial statements of the Registrant as of and for the years ended December 31, 2005, December 31, 2006 and prior did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During these periods and in the period between December 31, 2006 and May 3, 2007, there have been no disagreements between the Registrant and Berenson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Berenson, would have caused Berenson to make reference to the subject matter thereof in its report on the Registrant's consolidated financial statements for such periods.

Registrant has appointed Cohn as its new principal accountants effective May 3, 2007. The appointment of Cohn has not yet been approved by the Audit Committee of the Board of Directors of the Registrant, but will be voted upon at the next meeting of the Audit Committee. The Registrant has not, during the fiscal years ended December 31, 2005 and December 31, 2006, in the period from December 31, 2006 to May 3, 2007, or in any other period, consulted Berenson regarding either (i) the application of accounting principles to a specified transaction, either complete or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements or (ii) any matter that was either the subject of a disagreement or a reportable event.

A letter from Berenson, addressed to the Securities & Exchange Commission ("SEC") stating that Berenson agrees with the statements contained herein has been filed as an exhibit to this report.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits.

EX-16.1   Letter of Agreement from Berenson LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IGENE BIOTECHNOLOGY, INC.
(Registrant)

By: /s/ STEPHEN F. HIU
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        STEPHEN F. HIU
        President

Dated: May 9, 2007

EXHIBIT INDEX
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Exhibit No.   Description
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EX-16.1   Letter of Agreement from Berenson LLP

EX-16.1

May 3, 2007

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have reviewed the disclosures made by Igene Biotechnology, Inc. and Subsidiaries (the "Company") in its current report on Form 8-K which is to be filed with the Securities and Exchange Commission ("SEC").

Pursuant to Item 304(a)(3) of Regulation S-K, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company with respect to us in Item 4.01 of the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company.

Very truly yours,

/S/ BERENSON LLP
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BERENSON LLP